Exhibit 99.2

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Australia: Total and partners launch the development of the GLNG project
Paris, January 13, 2011 — Total and its partners Santos (operator), Petronas and Kogas announce the sanction of the GLNG project in Australia, representing a 16 billion dollars investment. The GLNG project consists of the development of coal seam gas fields, the construction of a 420 kilometres gas transmission pipeline and of a liquefaction plant of 7.2 million tons per year (Mt/y). First Liquefied Natural Gas (LNG) will be delivered in 2015 and plateau production of the LNG plant is expected to be reached in 2016 for more than 20 years.
The signature of binding LNG off-take contracts with Petronas and in December 2010 with Kogas, secures an annual off-take of 7 million tons of LNG.
“Total is delighted to work alongside Santos in this project, an operator that has demonstrated its expertise in producing coal seam gas since 2002, and to bring its know-how in managing large LNG projects. The involvement of Petronas and Kogas, main buyers of the produced LNG, also strengthens the project” declared Yves-Louis Darricarrère, President of Exploration & Production, Total. “Total considers this integrated LNG project as a good application of its strategy to remain a leading LNG player and to strengthen its portfolio of unconventional gas. Through this project, Total increases its presence in Australia and its access to the Asian LNG market, the fastest growing market offering high value prices linked to oil.”
The GLNG project
The integrated LNG project consists of extracting coal seam gas from the Fairview, Arcadia, Roma and Scotia fields, located in the Bowen and Surat Basin in Queensland, eastern Australia. The fields’ resources are estimated at over 250 billion cubic metres (Gm3) (9 trillion cubic feet) of gas. The Fairview field already produces 3.1 million cubic metres (Mm3) (110 million cubic feet) a day for the local market. The partners of the GLNG project will develop their share of these fields to reach a production plateau of 9 Gm3 per year, ie 900 million cubic feet per day (41,000 barrels of oil equivalent per day in Total’s share).
Last September, Total acquired a 20% interest, increased to 27.5% in December when Kogas joined the project. Partners on the project are now Santos operator with 30%; Petronas, 27.5%; Total, 27.5%; and Kogas, 15%.
Total’s commitment to Queensland
GLNG construction activity will commence immediately with 1,500 jobs to be created in the first half of 2011. GLNG will create 5,000 jobs during construction phase and 1,000 permanent jobs during production phase.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
In Australia, as in all countries where Total is present, safety and environmental protection are core concerns for the Group. Ensuring the safety of the people working on its projects is a priority for Total, which also strives to reduce its environmental footprint as part of its commitment to sustainable development. The GLNG project partners are well aware that water management will be a main area of focus. As such, a strategy for water management has been planned, such as an extensive monitoring and a group of dedicated experts who will work closely with the Australian authorities and local farmers.
Total fully supports Santos as operator of the licenses in the Bowen and Surat Basin in its efforts to help the affected populations in light of the recent climatic events that have impacted Queensland.
Total Exploration and Production in Australia
Total E&P has been present in Australia since 2005 and has interests in ten offshore licenses — four of which it operates — in the Browse, Vulcan and Bonaparte Basins in the northwest shelf.
In the Browse Basin, Total has a 24% interest alongside Inpex in the Ichthys LNG project. Preparations are advancing for the development. Front-end engineering and design (FEED) began in 2009 and the first tenders have been launched in 2010. The project will produce 8.4 Mt/y of LNG, around 1.6 Mt/y of liquefied petroleum gas, and around 100,000 barrels of condensate per day. The final investment decision is expected to be taken by the end of 2011, and the field should be brought on stream by the end of 2016.
Total and LNG
Total is a leading producer in the LNG sector, with strong and diversified positions along the LNG chain. Total is active in most of the major LNG producing regions as well as main LNG markets and continues to develop LNG as a key component of its development strategy.
The Group produces LNG in Indonesia, Qatar, the United Arab Emirates, Oman, Nigeria, Norway and Yemen. The start up of Yemen LNG and Qatargas 2 Train 5 has increased Total’s LNG production by around 40% in 2010. Angola LNG, which is currently under construction, will complement this portfolio in 2012.
The Group also secured long-term access to LNG re-gasification capacity located in key LNG markets: North America (Sabine Pass in the United States and Altamira in Mexico), Europe (Fos Cavaou in France and South Hook Terminal in the United Kingdom) and Asia (Hazira in India).
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
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TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place Jean Millier — La Défense 6 — 92078 Paris La Défense Cedex, France or at our Web site: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s Web site: www.sec.gov.